GREAT QUEST
METALS LTD.

05007500

April 13, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

82-3116

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 13, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 4/26

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

April 13, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Two Anomalous Gold Zones Found on Manankoto Concession
Drill Update

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce the results from the mapping and sampling program on the 105 sq km Manankoto concession, located 10 km southwest of Kenieba in western Mali, West Africa. The main feature of mapping is a 100 to 300 m wide diorite dyke that was traced for 5½ km across the region. Anomalous gold from 23 to 1,884 ppb was picked up in soils in and along the dyke on 10 of 13 lines. The soil samples are taken at 200 m intervals along east-west lines 400 m apart. Diorite is thought to be important in the region because gold is associated with diorite in the Sadiola and Yatela mines and the Segala and Tabakoto deposits. One sample from an old pit in the diorite assayed 13.03 g/t gold.

A second area of soils anomalous in gold occurs west of the above dyke. This zone was traced for more than 4.5 km across 12 soil lines with 1 to 4 anomalous soils per line along the trend. The anomalous gold ranges from 20 to 282 ppb gold. The anomalous soils overlie a dark quartzite with disseminated sulfides and quartz veins.

A program of pitting is planned to follow up on the above zones and other areas of interest to test the grade and consistency of mineralization.

The diamond drill is expected on the Kenieba concession late this week. Marvin Mitchell, the Qualified Person pursuant to NI 43-101, has approved of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E